Federated Hermes, Inc.

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedHermes.com

May 9, 2025

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549-8626

Attn: Jason P. Fox

Dear Mr. Fox:

On April 17, 2025, we received comments from you on various Federated Hermes fund registrants with fiscal period ends from March 31, 2024, to November 30, 2024.

Following is our response to your comments.

  Comment: On the March 31, 2024 Annual Report for Project and Trade Finance Core Fund, you commented that there is no reference indicating each issue of securities whose value is determined using significant unobservable inputs on the Portfolio of Investments.

Response: The Fund includes the following disclosure after the Valuation Inputs chart at the end of the Portfolio of Investments: "Trade finance agreements’ fair values are primarily derived from discounted cash flow methodologies utilizing unobservable inputs due to the lack of market transactions. The discount rate used within the methodologies to discount the future anticipated cash flows is considered a significant unobservable input. Increases/(decreases) in the discount rate would result in a (decrease)/increase to an investment’s fair value.” On future reports, this disclosure will be included in the list of footnotes below the listing of securities and a reference will be added to each applicable security.

  Comment: Please include a response on Form N-CSR to items 4(i) and 4(j) even if those items are not applicable.

Response: Responses to these items were added to Form N-CSR filings beginning with the fiscal year ended January 31, 2025.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-6325 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Jeremy D. Boughton

Jeremy D. Boughton

Treasurer